Exhibit 99.1

IR-129

CNinsure Announces Management Change

GUANGZHOU, China, October 21, 2011 (GLOBE NEWSWIRE) — CNinsure Inc. (Nasdaq: CISG) (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced that Mr. Chunlin Wang, the Company’s chief operating officer and head of property and casualty insurance business unit, has been promoted as chief executive officer, effective immediately, replacing Mr. Yinan Hu, the founder of CNinsure, who has served as chairman of CNinsure’s board of directors and chief executive officer since 1998. Mr. Hu will continue to sit on the board as chairman after the resignation.

Prior to the promotion, Mr. Wang had served in different senior leadership roles in CNinsure, including chief operating officer since April 2011, head of the property and casualty insurance unit and vice president since January 2007. From 2003 to January 2007, he served as assistant to CNinsure’s board chairman. From 2002 to 2005, he was the general manager of Guangdong Nanfeng Insurance Agency Co., Ltd, one of the Company’s first and largest affiliated insurance intermediaries. From 1998 to 2002, Mr. Wang was a branch manager at Guangzhou Nanyun Car Rental Services Co., Ltd. and later Guangdong Nanfeng Automobile Association Co., Ltd., the Company’s predecessors. Mr. Wang received his bachelor’s degree in law from Zhongnan University of Economics and Law in China.

“My resignation is an important step for the Company to further strengthen corporate governance and build a younger and professional management team. CNinsure is my life-time business and I will continue my commitment to driving the strategic development of the Company going forward. We still have firm belief in the huge growth potential in the insurance industry, especially in the insurance intermediary sector. Against the backdrop of the complex economic landscape, we do see great challenges, but we also believe opportunities come along,” said Mr. Yinan Hu, chairman of CNinsure. “Over the course of Mr. Wang’s 13 years with the Company, he has developed a down-to-earth and diligent management style through his experience in the frontline operation. We believe his well-proven strong pioneering spirit, accomplished leadership and profound industry experience make him a perfect fit for propelling the Company forward into a stronger position.”

“I am honored to be a witness to the great accomplishments that the Company has made over the past decade, despite all of the ups and downs. I am also excited about the opportunity to work with our dedicated staff to build CNinsure into a great Company in the future by building on a culture of entrepreneurship of the Company and taking advantage of the opportunities in the expanding insurance and financial market,” said Mr. Chunlin Wang, the new chief executive officer of CNinsure.

Meanwhile, the Company also announced that Mr. Feng Jin, the Company’s vice president and head of life insurance business unit, would resign from CNinsure for family reasons, effective immediately.

Mr. Yinan Hu said, “Mr. Jin has done a tremendous job in growing the Company over the past four years. On behalf of the board, I would like to express my sincere gratitude to Mr. Jin for his significant contributions and wish him best of luck in his future endeavors.”

IR-129

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of October 21, 2011, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.